Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Three
	Months
	Ended
	March 31,
	2007	Years Ended December 31,
	(Unaudited)	2006	2005	2004	2003	2002
Earnings
Income before income taxes and
minority interest	$335	$912	$302	$300	$1,771	$1,520
Interest expense	71	303	332	218	185	160
Portion of rents representative of the
interest factor	47	162	161	157	142	113
	$453	$1,377	$795	$675	$2,098	$1,793
Fixed Charges
Interest expense	$71	$303	$332	$218	$185	$160
Portion of rents representative of the
interest factor	47	162	161	157	142	113
	$118	$465	$493	$375	$327	$273
Ratio of Earnings to Fixed Charges	3.8	3.0	1.6	1.8	6.4	6.6